                                                                              |------------------------------|
                                                                              |        OMB APPROVAL          |
                                                                              |------------------------------|
                                                                              | OMB Number:        3235-0101 |
                                                                              | Expires:      August 31, 2003|
                                UNITED STATES                                 | Estimated average burden     |
                      SECURITIES AND EXCHANGE COMMISSION                      | hours per response...... 2.0 |
                            WASHINGTON, D.C. 20549                            |------------------------------|
                                                                                     +-----------------------+
                                                                                     |     SEC USE ONLY      |
                                  FORM 144                                           +-----------------------+
                                                                                     | DOCUMENT SEQUENCE NO. |
                                                                                     |                       |
                   NOTICE OF PROPOSED SALE OF SECURITIES                             +-----------------------+
            PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                    | CUSIP NUMBER          |
                                                                                     |                       |
            ATTENTION: Transmit for filing 3 copies of this form                     +-----------------------+
                       concurrently with either placing an order                     | WORK LOCATION         |
                       with a broker to execute sale or executing                    |                       |
                       a sale directly with a market maker.                          +-----------------------+
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1 (a) NAME OF ISSUER  (Please type or print)                                 (b) IRS IDENT. NO.           (c) S.E.C. FILE NO.

        Netease.com, Inc.                                                           N/A                       333-11724
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1 (d) ADDRESS OF ISSUER             STREET           CITY           STATE          ZIP CODE               (e) TELEPHONE NO.
                                                                                                          ---------------------
                                                                                                          AREA CODE |  NUMBER
        Suite 1901, Tower E3, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng Dist.,
        Beijing 100738, People's Republic of China                                                          +8610     8518-0163

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2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD         (b) IRS INDENT. NO.          (c) RELATIONSHIP
                                                                                                              TO ISSUER

        Best Alliance Profits Limited                                                N/A                     None - Not an Affiliate
                                                                                                             of the Issuer
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2 (d) ADDRESS                       STREET           CITY           STATE          ZIP CODE

        c/o The News Corporation Limited
        1211 Avenue of the Americas
        New York, NY 10036
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number

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 3(a)            (b)                                SEC USE ONLY  (c)          (d)          (e)          (f)           (g)
  Title of the   Name and Address of Each Broker   --------------  Number of   Aggregate     Number of   Approximate   Name of Each
    Class of     Through Whom the Securities are    Broker-Dealer   Shares       Market       Shares     Date of Sale   Securities
   Securities   to be Offered or Each Market Maker   File Number   or Other      Value       or Other    (See instr.    Exchange
   To Be Sold    who is Acquiring the Securities                    Units      (See instr.     Units        3(f))       (See instr.
                                                                  To Be Sold      3(d))     Outstanding  (MO. DAY YR.)     3(g))
                                                                  (See instr.               (See instr.
                                                                     3(c))                     3(e))

                   Morgan Stanley & Co. Incorporated              4,865,000   $581,318 as                  March 13,     The NASDAQ
Ordinary Shares    1585 Broadway, 5th Floor                       Ordinary    of March 13,  3,102,307,536  2003          National
                   New York, New York 10036                       Shares      2003                                       Market
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INSTRUCTIONS:
1.(a) Name of Issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer's S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code
2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code
3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate Date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                SEC 1147 (10-00)

                        TABLE I--SECURITIES TO BE SOLD
   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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  Title of    Date You                                        Name of Person from Whom Acquired   Amount of   Date of    Nature
  the Class   Acquired  Nature of Acquisition Transaction      (If gift, also give date donor     Securities  Payment  of Payment
                                                                         acquired)                Acquired
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 Ordinary     March 28, Purchase of Shares including            Netease.com, Inc.                4,865,000   August 17, Delivery
 Shares       2000      obligation to deliver on-air            (Issuer)                                      2001       of on-air
                        advertising and promotional                                                                      advertis-
                        inventory                                                                                        ing and
                                                                                                                         promotional
                                                                                                                         inventory
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INSTRUCTIONS:
1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.
===============================================================================
              TABLE II--SECURITIES SOLD DURING THE PAST 3 MONTHS
  Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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                                                                                                    Amount of
             Name and Address of Seller             Title of Securities Sold       Date of Sale     Securities     Gross Proceeds
                                                                                                       Sold
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        Best Alliance Profits Limited                                            March 5, 2003-     224,048,600     Approximately
        c/o The News Corporation Limited                Ordinary Shares          March 13, 2003     Ordinary         $24,916,000
        1211 Avenue of the Americas                                                                 Shares
        New York, NY 10036                                                                          sold under
                                                                                                    Rule 144(k)

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REMARKS:
INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
ATTENTION:
The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


               March 13, 2003
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               DATE OF NOTICE


            /s/ Ella Betsy Wong
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                (SIGNATURE)

  The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed
                            or printed signatures.
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     ATTENTION: Intentional misstatements or omission of facts constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                                SEC 1147 (10-00)